SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 AXIA Energia S.A. 00.001.180/0001-26 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900 Call of the Extraordinary General Meeting for mergers of subsidiaries Rio de Janeiro, July 23, 2026 – AXIA Energia S.A. (“Company” or “AXIA Energia”) hereby informs that its Board of Directors approved the call of an Extraordinary General Meeting – EGM, to be held, on first call, on August 28, 2026, to resolve on the merger of the controlled companies Juno Participações e Investimentos S.A., Tijoá Participações e Investimentos S.A., Retiro Baixo Energética S.A., and SPE Nova Era Janapu Transmissora S.A. – the Merged Companies. The transaction is part of the strategy to simplify the Company’s corporate structure. With the merger, AXIA Energia will fully succeed the Merged Companies, which will be extinguished, and will assume all of their assets, rights, obligations, and contingencies. Since the Merged Companies are wholly held, directly or indirectly, by AXIA Energia, the transaction will not result in a capital increase, issuance of new shares, or withdrawal right. The completion of the transaction is subject to the approval of the EGM and the obtaining of the required authorizations from ANEEL. Lastly, the Company notes that additional information on the mergers and the EGM is available for consultation in the call documents disclosed on this date on the websites of the Company (https://ri.axia.com.br/en/), the CVM (https://www.gov.br/cvm/en), and B3 (https://www.b3.com.br/en_us/). Eduardo Haiama Vice President of Finance and Investor Relations AXIA Energia S.A. 00.001.180/0001-26 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900 EXHIBIT I - Information required by Exhibit A to CVM Resolution No. 78/2022 1. Identification of the companies involved in the transaction and brief description of the activities carried out by them 1.1. AXIA Energia S.A. AXIA Energia is a publicly-held company, registered with the CVM as a category “A” publicly-held company, and whose shares are traded in the Novo Mercado segment of B3. AXIA Energia’s corporate purpose includes the promotion of studies, construction projects, and operation of generation plants, transmission and distribution lines of electric power, as well as the execution of commercial acts arising from such activities, such as the trading of electric power, which has led AXIA Energia to contribute decisively to the expansion of the electric power supply and the development of the country. With a relevant presence in the Brazilian electricity sector, the Company contributes to the expansion of the energy supply in the country and to the strengthening of an energy matrix recognized for its high share of renewable sources. 1.2. Juno Participações e Investimentos S.A. Juno is a privately-held company, a wholly-owned subsidiary of the Company, and its corporate purpose is: (i) to hold interests as a partner, shareholder, or quotaholder, in business or civil companies, and to make investments in businesses, ventures, and companies; and (ii) the provision of civil engineering and construction services in general. Currently, Juno’s operating activities are restricted to the equity interest held in Tijoá Energia. 1.3. Tijoá Participações e Investimentos S.A. Tijoá Energia is a privately-held company, and its corporate purpose is: (a) the exploitation of the hydroelectric power potential of the Três Irmãos Hydroelectric Power Plant (“Três Irmãos HPP”), as well as of the respective transmission facilities of restricted interest to the hydroelectric plant; (b) the operation and maintenance of the Três Irmãos locks and the Pereira Barreto Canal; (c) to study, plan, design, build, and exploit the systems for the production, transmission, transformation, distribution, and trading of electric power, as well as the services that have been or may be granted to it, by any legal title, being able to manage and/or merge other systems, AXIA Energia S.A. 00.001.180/0001-26 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900 provide technical services in its specialty, organize subsidiaries, merge other companies, and carry out the other acts necessary to achieve its objectives. Currently, Tijoá Energia’s capital stock is wholly held by AXIA Energia, directly and indirectly, it being noted that: (i) AXIA Energia holds shares representing 49.9% of Tijoá Energia’s capital stock; and (ii) Juno, a wholly-owned subsidiary of AXIA Energia, holds shares representing 50.1% of Tijoá Energia’s capital stock. 1.4. Retiro Baixo Energética S.A. Retiro Baixo is a privately-held, special purpose company, a wholly-owned subsidiary of the Company, whose purpose is the exploitation of the hydraulic power potential located on the Paraopeba River, in the Municipalities of Pompéu and Curvelo, in the State of Minas Gerais, through the construction, implementation, operation, and maintenance of the hydroelectric project; of the respective transmission facilities of restricted interest to the generating plant; and of the areas bordering the reservoir and respective islands. 1.5. SPE Nova Era Janapu Transmissora S.A. Nova Era Janapu is a privately-held company, a wholly-owned subsidiary of the Company, whose corporate purpose is the construction, operation, and maintenance of the electric power transmission facilities of the Basic Network of the National Interconnected System comprising the 500 kV Janaúba 6 – Presidente C1 Transmission Line, and the exploitation of activities derived from the subsidiary or shared use of tangible or intangible assets that it holds by reason of the essential nature of the activity, as well as the provision of services related to its corporate purpose. 2. Description and purpose of the transaction By means of the Mergers, AXIA Energia seeks to simplify its corporate structure, promoting the consolidation of the operational, administrative, and tax activities currently carried out by the Merged Companies, which will be extinguished. The Mergers will also contribute to the strengthening of corporate governance, insofar as these activities will begin to be carried out directly by the Company. The Mergers will be carried out pursuant to Articles 224 through 227 of Law No. 6,404/1976 (“Brazilian Corporations Law”), resulting in the extinction of the Merged Companies and the succession, by AXIA Energia, to all of their rights and obligations. AXIA Energia S.A. 00.001.180/0001-26 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900 The consummation of the Mergers is subject to the verification of the conditions precedent set forth in the respective protocol and justification instruments executed between the managements of AXIA Energia and the Merged Companies, including the obtaining of the required authorizations from ANEEL. 3. Main benefits, costs, and risks of the transaction 3.1. Benefits of the Mergers. The Mergers will allow: (i) to simplify the corporate structure of the AXIA Energia group, with the restructuring and consolidation of operational, administrative, and tax activities; (ii) higher levels of corporate governance with respect to the activities previously carried out by the Merged Companies, since such activities will begin to be carried out directly by AXIA Energia; and (iii) greater speed in the decision-making processes, which will be carried out directly by AXIA Energia. 3.2. Costs of the Mergers It is estimated that the total costs and expenses related to the completion and consummation of the Mergers, considering the fees of legal advisors and appraisers, will total the approximate amount of R$ 340,000.00, without considering ordinary costs of registration and publication of corporate acts. After the consummation of the Mergers, it is further estimated that there will be cost reductions for the AXIA Energia group arising, in particular, from the elimination of redundancies and inefficiencies, as well as from the more efficient allocation of resources and people. 3.3. Risks of the Mergers Considering that the Merged Companies are wholly held, directly and indirectly, by the Company, there is no change in the Company’s risk exposure as a result of the Mergers. 4. Exchange ratio of the shares AXIA Energia S.A. 00.001.180/0001-26 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900 Not applicable, considering that the shares of all the Merged Companies are already directly or indirectly held by AXIA Energia. 5. Criterion for setting the exchange ratio Not applicable, considering that, pursuant to item 4 above, there will be no exchange ratio. 6. Main asset and liability elements that will form each portion of the equity, in the event of a spin-off Not applicable, since no spin-off will occur. 7. Whether the transaction was or will be submitted to the approval of Brazilian or foreign authorities All the Mergers are subject to the obtaining of the required authorizations from ANEEL for the transfer of ownership of the relevant concessions. The Mergers will not be submitted to the approval of other authorities, Brazilian or foreign. 8. In transactions involving controlling companies, controlled companies, or companies under common control, the exchange ratio of shares calculated in accordance with Article 264 of Law No. 6,404, of 1976 Not applicable, given that: (i) the Mergers will be carried out without an exchange ratio of the shares; and (ii) there are no non-controlling shareholders in the Merged Companies to be protected. 9. Applicability of the withdrawal right and reimbursement value There will be no withdrawal right as a result of the Mergers. The withdrawal right, in merger transactions, is ensured to the dissenting shareholders of the merged company, pursuant to Articles 137 and 230, in conjunction with Article 136, item IV, of the Brazilian Corporations Law. In this case, considering that AXIA Energia is the sole direct and indirect shareholder of the Merged Companies, there will be no dissenting shareholder able to exercise the withdrawal right. AXIA Energia S.A. 00.001.180/0001-26 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900 10. Other relevant information Additional information on the Mergers and on participation and voting at the EGM is available for consultation in the call documents made available on this date on the websites of the Company (https://ri.axia.com.br/en/), the CVM (https://www.gov.br/cvm/en), and B3 (https://www.b3.com.br/en_us/).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.